UNITED STATES
SECURITIES AND EXHANGE COMMISSION
WASHINGTON, D.C.   20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SeraCare Life Sciences, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

81747T104
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 670,796
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 670,796
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,796
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 241,876
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 241,876
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,876
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12.	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 181,715
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 181,715
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,715
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12.	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,094,387
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,094,387
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Dale Chappell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,094,387
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,094,387
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 3 is filed with respect to the shares of the common stock, having no par value (the “Common Stock”), of SeraCare Life Sciences, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2009 and amends and supplements the Schedule 13G filed on May 21, 2007, as previously amended (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

Item     2(a)                      Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),

•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),

•	Black Horse Capital Master Fund Ltd., a Cayman Islands exempt company (“Offshore Fund”),

•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”), and

•	Dale Chappell, a United States citizen (“Mr. Chappell”).

BH Management is the managing general partner of each of Domestic Fund and QP Fund and the investment manager of Offshore Fund. Mr. Chappell is the controlling person of BH Management.

2(b)           Address of Principal Business Office or, if None, Residence:

The principal business address for each of Domestic Fund, QP Fund, BH Management and Mr. Chappell is 338 S. Sharon Amity Road, #202, Charlotte, North Carolina 28211.

The principal business address of Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

                 2(c)           Citizenship:

                Each of Domestic Fund and QP Fund is a Delaware limited partnership.

                Offshore Fund is a Cayman Islands exempt company.

                BH Management is a Delaware limited liability company.

                Mr. Chappell is a citizen of the United States.

Item           4           Ownership

   4(a)      Amount beneficially owned:

   Domestic Fund owns 670,796 shares of Common Stock.

   QP Fund owns 241,876 shares of Common Stock.

   Offshore Fund owns 181,715 shares of Common Stock.

   BH Management beneficially owns the shares held by Domestic Fund, QP Fund and Offshore Fund.

   Mr. Chappell is deemed to beneficially own the 1,094,387 shares of Common Stock owned by BH Management.

   Collectively, the Reporting Persons beneficially own 1,094,387 shares of Common Stock.

    4(b)      Percent of Class:

    Domestic Fund owns 670,796 shares of Common Stock representing 3.6% of the outstanding Common Stock.

    QP Fund owns 241,876 shares of Common Stock representing 1.3% of the outstanding Common Stock.

    Offshore Fund owns 181,715 shares of Common Stock representing 1.0% of the outstanding Common Stock.

    BH Management beneficially owns 1,094,387 shares of Common Stock held by Domestic Fund, QP Fund and Offshore Fund representing
                    5.8% of the outstanding Common Stock.

    Mr. Chappell beneficially owns the 1,094,387 shares of Common Stock owned by BH Management representing 5.8% of the outstanding Common Stock.

    The Reporting Persons collectively beneficially own 1,094,387 shares of Common Stock representing 5.8% of the outstanding Common Stock.

                   4(c)            Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

                                                  Not applicable.

                                       (ii)    shared power to vote or to direct the vote:

                                Domestic Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 670,796 shares of Common Stock beneficially owned by Domestic Fund.

                                QP Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 241,876 shares of Common Stock beneficially owned by QP Fund.

                                Offshore Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 181,715 shares of Common Stock beneficially owned by Offshore Fund.

                                      (iii)    sole power to dispose or to direct the disposition of:

                                                   Not applicable.

                                       (iv)   shared power to dispose or to direct the disposition of:

                                 Domestic Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 670,796 shares of
                                                  Common Stock beneficially owned by Domestic Fund.

                                 QP Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 241,876 shares of Common Stock beneficially owned by QP Fund.

                                 Offshore Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 181,715 shares of Common Stock beneficially owned by Offshore Fund.

Item 8                                Identification and Classification of Members of the Group:

See Exhibit B attached hereto.

Item 10                             Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 16, 2010                                                   BLACK HORSE CAPITAL LP
By:  Black Horse Capital Management LLC
As General Partner

By:  /s/ Dale Chappell
                       Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By:  Black Horse Capital Management LLC
As General Partner

By:  /s/ Dale Chappell
                      Dale Chappell, Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By:  /s/ Dale Chappell
             Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:  /s/ Dale Chappell
             Dale Chappell, Managing Member

/s/ Dale Chappell
     Dale Chappell

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of SeraCare Life Sciences, Inc. dated as of February 16, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 16, 2010                                                   BLACK HORSE CAPITAL LP
By:  Black Horse Capital Management LLC
As General Partner

By:  /s/ Dale Chappell
                        Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By:  Black Horse Capital Management LLC
As General Partner

By:  /s/ Dale Chappell
                       Dale Chappell, Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By:  /s/ Dale Chappell
              Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:  /s/ Dale Chappell
              Dale Chappell, Managing Member

/s/ Dale Chappell
     Dale Chappell

Exhibit B
Identification of Members of the Group

Black Horse Capital LP
Black Horse Capital (QP) LP
Black Horse Capital Master Fund Ltd.
Black Horse Capital Management LLC
Dale Chappell